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Exhibit 12.1

APCOA/STANDARD PARKING INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIO DATA)

	YEAR ENDED DEEMBER 31,
	1997	1998	1999	2000	2001
Income (loss) before income taxes and minority interest	$2,320	$(19,642)	$(8,252)	$(10,637)	$(21,961)
Fixed Charges	3,893	12,870	17,537	19,323	19,882

Earnings	$6,213	$(6,772)	$9,285	$8,686	$(2,079)

Interest Expense	$3,713	$12,301	$16,743	$18,311	$18,403
Amortization of deferred financing costs	180	569	794	1,012	1,479
Interest portion of rent expense	—	—	—	—	—

Fixed charges	$3,893	$12,870	$17,537	$19,323	$19,882

Ratio of earnings to fixed charges	1.5x	Note 1	Note 1	Note 1	Note 1

Note 1:  Earnings were inadequate to cover fixed charges by $19,642, $8,252, $10,637 and $21,961 for the years ended December 31, 1998, 1999, 2000 and 2001, respectively.

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  Exhibit 12.1